Filed by Romeo Power, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9
under the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.
Filer’s SEC File No.: 001-38795
Date: August 8, 2022

The following communication is being filed in connection with the acquisition of Romeo Power, Inc. (“Romeo” or the “Company”) by Nikola Corporation (“Nikola”).

Top Shareholder Questions & Answers

The following Top Shareholder Questions & Answers were made available to Romeo’s Top Shareholders on August 8, 2022.

Top Shareholder Questions & Answers

What is the transaction structure and how many shares will I receive?

•	Nikola Corporation (“Nikola”) is to acquire Romeo Power, Inc. (“Romeo”) through an exchange of Romeo shares of common stock for shares of Nikola common stock.
•	Based on the exchange ratio, the transaction is valued at $144 million in equity value, or $0.74 per share in stock based on Nikola’s and Romeo’s July 29, 2022 closing share price.
•	Based on the exchange ratio, this represents a 34 % premium to Romeo’s July 29, 2022 closing share price.
•	As Nikola’s share price increases or decreases, so will the transaction value to Romeo shareholders.
•	Romeo stockholders will receive 0.1186 of a share of Nikola common stock for each Romeo share of common stock.
•	Upon the closing of the transaction, Romeo shareholders will own approximately 4.5% of Nikola on a pro forma basis.

How was the value of RMO taken into account in setting an acquisition price?

•	You will see more detail about the valuation process in Romeo’s forthcoming public filings. Romeo worked hard to secure the potential future growth in the value of Nikola stock as a key element of the consideration.
•	Nikola has a broad strategy that not only includes the sale of battery electric heavy-duty trucks, but importantly, also hydrogen fuel cell powered truck and hydrogen fuel infrastructure and generation. They recently announced that they shipped 48 trucks in the second quarter, and are an early starter in the industry with strong growth goals.
•	Many assets were taken into account, including Romeo’s technology, talent and its new Cypress facility.
•	Romeo fills a valuable current and future need in Nikola’s battery pack engineering and production, and it’s intimate knowledge of Romeo’s operations made it an ideal home for Romeo’s solutions.

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How does the exchange offer process work? What do investors need to do to make their decision?

•	Nikola will launch an exchange offer as promptly as practicable.
•	Both companies will file important disclosures with the SEC containing background information and further instructions on how to exchange your shares.
•	Romeo shareholders will then have the ability to evaluate the offer and decide if they’d like to tender their shares for 0.1186 of a share of Nikola common stock per one share of Romeo common stock.
•	The transaction is subject to customary closing conditions and regulatory approvals. We currently expect the transaction may be completed as early as the end of October 2022, subject to the tender by Romeo’s stockholders of shares representing a majority of the outstanding shares of Romeo common stock.
•	Following a successful exchange offer in which holders of a majority of Romeo’s common stock have tendered their shares, the parties will consummate the merger, in which a newly-formed subsidiary of Nikola will be merged into Romeo, resulting in Romeo becoming a wholly owned subsidiary of Nikola.
•	In connection with that merger, any remaining shares of Romeo common stock that were not tendered in the exchange offer will be canceled and converted into the right to receive the same consideration payable in the exchange offer.

Did Romeo run a process and consider other offers outside of Nikola?

•	Romeo’s board and management team have evaluated numerous options to maximize value for all of its stakeholders. You will see more detail about the strategic review process in Romeo’s forthcoming public filings.

Why does Romeo management and board believe that the Nikola transaction is the best path forward for shareholders?

•	During the last year, Romeo has considered numerous strategic options, including partnerships, funding options and combinations.
•	For the reasons more fully outlined in Romeo’s forthcoming filings—including but not limited to slower than expected market development, funding challenges, our important partnership with Nikola, and the desire for Romeo’s stakeholders to be able to share in any equity upside following a transaction—Romeo’s board of directors determined unanimously that a combination with Nikola represents the best possible path forward for Romeo’s technology, employees, and shareholders.
•	Romeo’s technology and employees key to various functions will become an integral part of Nikola, while Romeo shareholders who retain their Nikola stock following the closing will have the opportunity to participate in the ongoing value creation at a larger scale, stronger combined company that is leading the transition of commercial transportation to a zero emissions future.

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What happens if less than 50% of Romeo’s shareholders decide to tender their shares?

•	If shares representing less than a majority of the outstanding shares of Romeo common stock tender in the exchange offer, Nikola is required to extend the exchange offer for an additional period pursuant to the terms of the definitive agreement.
•	However, if shares representing less than a majority of the outstanding shares of Romeo common stock tender in the exchange offer even after all required extensions, the parties each have the right to terminate the transaction pursuant to the definitive agreement.
•	If Romeo terminates the definitive agreement as a result of a failure to achieve the minimum number of shares required to successfully consummate the exchange offer and merger, Romeo is obligated to reimburse Nikola for its expenses in connection with the transaction in an amount up to $1,750,000.

My question wasn’t answered in this Q&A. How can I get additional information?

•	Once Nikola commences the exchange offer, Romeo will file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9. That document will contain additional information about the transaction, including background information and instructions. Romeo encourages all shareholders to carefully review Schedule 14D-9 when considering whether to tender shares.
•	Due to restrictions on communications during an exchange offer, Romeo will be limited in its ability to discuss the transaction with individual investors or answer specific questions. We will make additional information available as necessary and in compliance with the SEC’s exchange offer communications rules.

Important Information About the Exchange Offer

The exchange offer for the outstanding shares of common stock of Romeo Power, Inc. (the “Company”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the exchange offer materials that Nikola Corporation (“Nikola”) and its acquisition subsidiary will file with the SEC, upon the commencement of the exchange offer. At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the exchange offer.

Additional Information and Where to Find It

THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Investor Relations, Corporate Secretary at Romeo Power, Inc., 4380 Ayers Avenue Vernon, CA 90058 (for documents filed by the Company) or Investor Relations, Corporate Secretary at Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040 (for documents filed by Nikola).

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Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to the Company and the acquisition of Romeo by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that the Company is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus (“COVID-19”) pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other communications we file with or furnish to the Securities and Exchange Commission (“SEC”), including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

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